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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	, 2002

Noranda Inc.

(Translation of registrant's name into English)

181 Bay Street, Suite 4100, P.O. Box 755, BCE Place, Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noranda Inc. (Registrant)
Date: January 29, 2003	By:	"Julie Galloway"
Julie Galloway
Associate General Counsel and Corporate Secretary

Exhibits

4.32	Press Release dated December 16, 2002 — Noranda Postpones Development of Perseverance Zinc Deposit
4.33	Press Release Dated December 19, 2002 — Noranda Income Fund Announces its Monthly Cash Distribution

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SIGNATURES